EMPLOYMENT AGREEMENT


     AGREEMENT dated as of December 22, 1997 between Alliance Inventory Management, Inc. a New York corporation (the "Employer" or the "Company"), and Larry Muller (the "Employee").

                              W I T N E S S E T H :

     WHEREAS, the Employer desires to employ the Employee as Chief Operating Officer and to be assured of his services as such on the terms and conditions hereinafter set forth; and

     WHEREAS, the Employee is willing to accept such employment on such terms and conditions; and

     NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, and intending to be legally bound hereby, the Employer and the Employee hereby agree as follows:

     1. Term. Employer hereby agrees to employ Employee, and Employee hereby agrees to be so employed by Employer for a four (4) year period commencing as of the date of this Agreement (the "Effective Date") (such period being herein referred to as the "Term," and any year commencing on the Effective Date or any anniversary of the Effective Date being hereinafter referred to as an "Employment Year") unless earlier terminated pursuant to Section 6 hereof.

     2. Employee Duties.

     (a) During the term of this Agreement, the Employee shall have the duties and responsibilities of Chief Operating Officer, of the Employer, reporting directly to the Chairman of the Employer and the Board of Directors of the Employer (the "Board"). It is understood that such duties and responsibilities shall be reasonably related to the Employee's position.

     (b) The Employee shall devote substantially all of his business time, attention, knowledge and skills faithfully, diligently and to the best of his ability in furtherance of the business and activities of the Company. The principal place of performance by the Employee of his duties hereunder shall be the Company's principal executive offices located at 14-20B 129th Street, College Point, New York, although the Employee may, for business reasons, be required from time to time to travel outside of the area where the Company's principal executive offices are located in connection with the business of the Company.






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     3. Compensation.

     (a) Subject to adjustment for cost of living pursuant to subparagraph 3(b) hereof, the Employer shall pay the Employee a salary (the "Salary") at a rate of $183,500 per annum in respect of each Employment Year during the Term, payable in equal installments bi-weekly, or at such other times as may mutually be agreed upon between the Employer and the Employee.

     (b) Effective as of the first day of the second, third and fourth Employment Years of the Term, there shall be made a cost of living adjustment of the Salary payable hereunder. Such adjustment shall be based on the percentage difference between the Price Index (as defined herein) for the first month of each new Employment Year and the Price Index for the Base Month (as defined herein). In the event the Price Index for the first month in any Employment Year calendar year during the Term reflects an increase over the Price Index for the Base Month, then the Salary shall be multiplied by the percentage difference between the Price Index for such first month and the Price Index for the Base Month, and the resulting sum shall be added to the Salary, effective as of such first month. Such Salary, as adjusted, shall thereafter be payable, in equal bi-weekly installments, until it is readjusted in the following Employment Year pursuant to the terms hereof. In the event any cost of living adjustment is not available as of the first month of the Employment Year, payments of Salary shall be made on the basis of the preceding Employment Year until the cost of living adjustment is available at which time the bi-weekly installment payment next due shall be computed on the basis of the cost of living adjustment increased as provided hereinabove to retroactively adjust the payments paid during such Employment Year at the previous Salary, and all subsequent bi-weekly installment payments of the Salary in such Employment Year shall be at the newly adjusted Salary. In no event shall any adjustment pursuant to this Section result in a reduction of salary rate from the prior period.

     For the purpose of calculating the cost of living adjustments, the following definitions shall apply: (i) the term "Base Month" shall mean the calendar month immediately preceding the calendar month in which the Term commences; and (ii) the term "Price Index" shall mean the "Revised Consumer Price Index for Urban Consumers" published by the Bureau of Labor Statistics of the United States Department of Labor, for the New York, Northeastern, New Jersey, All Items, (1967 = 100) or a term "Price Index for the Base Month" shall mean the Price Index for the Base Month.

     (c) The Employee shall be entitled to an incentive compensation in respect of each year during the term of this Agreement (pro rated for any partial year during the term of this Agreement) equal to 5% of Net Income (as defined

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hereinbelow). The term "Net Income" means, for any applicable fiscal year, earnings of the Company before taxes, as calculated in accordance with generally accepted accounting principles applied on a basis consistent with those utilized in the preparation of the Company's financial statements for such year; provided, however, that goodwill attributable to the merger of L&J Marketing, Inc. with and into the Company shall not be greater than $150,000 per annum. The amount of Net Income for each year shall be determined no later than 90 days following the end of such year. Such incentive compensation shall be paid in cash to Employee within ten (10) business days following the date of such determination, and shall be accompanied by a copy of the determination of such amount, certified by the Chief Financial Officer or Controller of Take-Two Interactive Software, Inc. (the "Parent") as having been determined in accordance with the provisions of this subparagraph 3(c).

     (d) In addition to the foregoing, the Employee shall receive a bonus equal to 0.125% of the first $20 million in combined sales of the Parent and Company for each fiscal year during each year of the Term.

     4. Benefits.

     (a) During the term of this Agreement, the Employee shall have the right to receive or participate in all benefits and plans which the Company and Parent may from time to time institute during such period for its employees and for which the Employee is eligible, including without limitation D&O and disability Insurance. The Company will also purchase an insurance policy on Employee's life consistent with that coverage offered by the Company from time to time to its executive officers. Nothing paid to the Employee under any plan or arrangement presently in effect or made available in the future shall be deemed to be in lieu of the salary payable to the Employee pursuant to this Agreement.

     (b) During the term of this Agreement, the Employee will be entitled to five (5) weeks of vacation time and that number of paid holidays, personal days off and sick leave days in each calendar year as are determined pursuant to the Company's Policies as in effect from time to time. Such vacation may be taken in the Employee's discretion with the prior approval of the Employer, and at such time or times as are not inconsistent with the reasonable business needs of the Company.

     (c) During the term of this Agreement, the Employee shall be entitled to receive an automobile allowance of $650.00 per month payable in accordance with
Section 3(a) above. In addition, the Employer shall be responsible for providing Employee with automobile insurance.


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     5. Termination. Notwithstanding the provisions of Section 1 hereof, the
Employee's employment with the Employer may be earlier terminated as follows:

          (a) By action taken by the Board, the Employee may be discharged for cause (as hereinafter defined), effective as of such time as the Board shall determine. Upon discharge of the Employee pursuant to this subparagraph 5(a), the Employer shall have no further obligation or duties to the Employee, except for payment of Salary and such incentive compensation, if any, having accrued to the Employee pursuant to subparagraph 3(c) hereof through the effective date of termination, and the Employee shall have no further obligations or duties to the Employer, except as provided in Section 6.

          (b) In the event of (i) the death of the Employee or (ii) by action of the Board and the inability of the Employee, by reason of physical or mental disability, to continue substantially to perform his duties hereunder for a period of 90 days, for which 90 day period Salary and any other benefits hereunder shall not be suspended or diminished. Upon any termination of the Employee's employment under this subparagraph 5(b), the Employer shall have no further obligations or duties to the Employee except for payment of Salary and such incentive compensation, if any, having accrued to the Employee pursuant to subparagraph 3(c) hereof through the date of death or effective date of termination in the case of disability. Anything contained herein to the contrary notwithstanding, in the event of termination pursuant hereto for disability, the Employer shall pay in addition to any accrued Salary and incentive compensation, a severance payment equal to three (3) months Salary.

          (c) In the event that Employee's employment with the Employer is terminated by action taken by the Board without cause, then the Employer shall have no further obligation or duties to Employee, except for payment of Salary and such incentive compensation, if any, having accrued to the Employee pursuant to subparagraph 3(b) hereof through the effective date of termination and as provided in Section 7, and Employee shall have no further obligations or duties to the Employer except as provided in Section 6 and for payment by the Company of a severance amount in the sum of $183,500 or the Salary due and owing for the balance of the term of the agreement, whichever is less, which severance payment shall be paid, in full, to the Employee within two (2) weeks of the date of termination hereunder.

          (d) For purposes of this Agreement, the Company shall have "cause" to terminate the Employee's employment under this Agreement upon (i) the failure by the Employee to substantially perform his duties under this Agreement, (ii) the engaging by the Employee in criminal misconduct (including embezzlement and criminal fraud) which is materially injurious to the Company,

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     monetarily or otherwise, (iii) the conviction of the Employee of a felony or (iv) gross negligence to the Company on the part of the Employee. The Company shall give written notice to the Employee, which notice shall specify the grounds for the proposed termination and the Employee shall be given thirty (30) days to cure if the grounds arise under clauses (i) through (iv) above.


     6. Confidentiality; Noncompetition.

     (a) The Employer and the Employee acknowledge that the services to be performed by the Employee under this Agreement are unique and extraordinary and, as a result of such employment, the Employee will be in possession of confidential information relating to the business practices of the Company, Inventory Management Systems, Inc. ("IMSI") and the Parent. The term "confidential information" shall mean any and all information (verbal and written) relating to the Company, IMSI, the Parent or any of their respective affiliates, or any of their respective activities, other than such information which can be shown by the Employee to be in the public domain (such information not being deemed to be in the public domain merely because it is embraced by more general information which is in the public domain) other than as the result of breach of the provisions of this subparagraph 6(a). Subject to the last sentence of this subparagraph 6(a), the Employee agrees that he will not, at any time during his employment or for a period of one (1) year following such employment, directly or indirectly, use, communicate, disclose or disseminate to any person, firm or corporation any confidential information regarding the clients, customers or business practices of the Company, IMSI or Parent and that Employee agrees that all confidential information shall be the sole property of the Company.

     In the event that Employee is requested or becomes legally compelled (by oral questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process) to disclose any confidential information or the fact that the confidential information has been made available to you, Employee will provide the Company with prompt written notice of such request(s) so that the Company may seek a protective order or other appropriate remedy and/or waive compliance with the provisions hereof.

     (b) The Employee hereby agrees that he shall not, during the period of his employment and for a period of one (1) year following such employment, directly or indirectly, within any county (or adjacent county) in the State of New York or in any State within the United States or territory outside the United States in which the Company is engaged in business during the period of the Employee's employment or on the date of termination of the Employee's employment, engage, have an interest in or render any services to any business (whether as

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owner, manager, operator, licensor, licensee, lender, partner, stockholder, joint venturer, employee, consultant or otherwise) competitive with the Parent's, IMSI's or the Company's business activities.

     (c) The Employee hereby agrees that he shall not, during the period of his employment and for a period of one (1) year following such employment, directly or indirectly, take any action which constitutes an interference with or a disruption of any of the Parent's, IMSI's or Company's business activities including, without limitation, the solicitations of the Parent's, IMSI's or Company's customers, or persons listed on the personnel lists of the Parent, IMSI or Company. At no time during the term of this Agreement, or thereafter shall the Employee directly or indirectly, disparage the commercial, business or financial reputation of the Parent, IMSI or Company.

     (d) For purposes of clarification, but not of limitation, the Employee hereby acknowledges and agrees that the provisions of subparagraphs 6(b) and (c) above shall serve as a prohibition against him, during the period referred to therein, directly or indirectly, (i) hiring, offering to hire, enticing, soliciting or in any other manner persuading or attempting to persuade any officer, employee, agent, lessor, lessee, licensor or licensee who has been previously contacted by either a representative of the Parent, IMSI or Company, including the Employee, to discontinue or alter his or its relationship with the Parent, IMSI or Company or (ii) enticing, soliciting or in any other manner persuading or attempting to persuade any customer who has been previously contacted by either a representative of the Parent, IMSI or Company, including the Employee, to discontinue or alter his or its relationship with the Parent, IMSI or Company for any business which competes with the business of the Company.

     (e) Upon the termination of the Employee's employment for any reason whatsoever, all documents, records, notebooks, equipment, price lists, specifications, programs, customer and prospective customer lists and other materials which refer or relate to any aspect of the business of the Company, IMSI or Parent which are in the possession of the Employee including all copies thereof, shall be promptly returned to the Company.

     (f) The Employee agrees that all processes, intellectual property rights, technologies and inventions relating to the business of the Parent, IMSI or Company ("Inventions"), including new contributions, improvements, ideas and discoveries, whether patentable or not, of the Parent, IMSI or the Company, or conceived, developed, invented or made by Employee during his employment by Employer, shall belong to the Company and its affiliates. The Employee shall further: (a) promptly disclose such Inventions to the Company; (b) assign to

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the Company, without additional compensation, all patent, copyright, trademark and other rights to such Inventions for the United States and foreign countries;
(c) sign all papers necessary to carry out the foregoing; and (d) give testimony in support of his inventorship.

     (g) The Company shall be the sole owner of all products and proceeds of the Employee's services hereunder, including, but not limited to, all materials, ideas, concepts, formats, suggestions, developments, arrangements, packages, programs and other intellectual properties that the Employee may acquire, obtain, develop or create in connection with and in the course of the Employee's employment hereunder, free and clear of any claims by the Employee (or anyone claiming under the Employee) of any kind or character whatsoever (other than the Employee's right to receive payments hereunder). The Employee shall, at the request of the Company, execute such assignments, certificates or other instruments as the Company may from time to time deem necessary or desirable to evidence, establish, maintain, perfect, protect, enforce or defend its right, or title and interest in or to any such properties.

     (h) The parties hereto hereby acknowledge and agree that (i) the Company would be irreparably injured in the event of a breach by the Employee of any of his obligations under this Section 6, (ii) monetary damages would not be an adequate remedy for any such breach, and (iii) the Company shall be entitled to injunctive relief, in addition to any other remedy which it may have, in the event of any such breach.

     (i) The parties hereto hereby acknowledge that, in addition to any other remedies the Company may have under subparagraph 6(h) hereof, the Company shall have the right and remedy to require the Employee to account for and pay over to the Company all compensation, profits, monies, accruals, increments or other benefits (collectively, "Benefits") derived or received by the Employee as the result of any transactions constituting a breach of any of the provisions of
Section 6, and the Employee hereby agrees to account for any pay over such Benefits to the Company.

     (j) Each of the rights and remedies enumerated in subparagraphs 6(h) and
(i) shall be independent of the other, and shall be severally enforceable, and all of such rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available to the Company under law or in equity.

     (k) If any provision contained in this Section 6 is hereafter construed to be invalid or unenforceable, the same shall not affect the remainder of the covenant or covenants, which shall be given full effect, without regard to the invalid portions.

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     (l) If any provision contained in this Section 6 is found to be unenforceable by reason of the extent, duration or scope thereof, or otherwise, then the court making such determination shall have the right to reduce such extent, duration, scope or other provision and in its reduced form any such restriction shall thereafter be enforceable as contemplated hereby.

     (m) It is the intent of the parties hereto that the covenants contained in this Section 6 shall be enforced to the fullest extent permissible under the laws and public policies of each jurisdiction in which enforcement is sought (the Employee hereby acknowledging that said restrictions are reasonably necessary for the protection of the Company). Accordingly, it is hereby agreed that if any of the provisions of this Section 6 shall be adjudicated to be invalid or unenforceable for any reason whatsoever, said provision shall be (only with respect to the operation thereof in the particular jurisdiction in which such adjudication is made) construed by limiting and reducing it so as to be enforceable to the extent permissible, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of said provision in any other jurisdiction.

     7. Indemnification. The Employer shall indemnify and hold harmless the Employee against any and all expenses reasonably incurred by him in connection with or arising out of (a) the defense of any action, suit or proceeding in which he is a party, or (b) any claim asserted or threatened against him, in either case by reason of or relating to his being or having been an officer of the Company, whether or not he continues to be such an officer at the time of incurring such expenses, except insofar as such indemnification is prohibited by law. Such expenses shall include, without limitation, the fees and disbursements of attorneys of Employee's choosing (subject to the prior consent of the Employer, which consent shall not be unreasonably withheld), amounts of judgments and amounts of any settlements, provided that such expenses are agreed to in advance by the Employer or a result of a settlement or judgment of a court or other governmental agency. The foregoing indemnification obligation is in addition to any similar obligation provided in the Employer's Certificate of Incorporation or Bylaws.

     8. General. This Agreement is further governed by the following provisions:

          (a) Notices. All notices relating to this Agreement shall be in writing and shall be either personally delivered, mailed by certified mail, return receipt requested, to be delivered at such address as is indicated below, or at such other address or to the attention of such other person as the recipient has specified by prior written notice to the sending party. Notice shall be effective when received.

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     To the Employer:                   Alliance Inventory Management, Inc.
                                        14-20B 129th Street
                                        College Point, New York
                                        Attention:  Chairman

          With copies to:               Take-Two Interactive Software, Inc.
                                        575 Broadway
                                        New York, New York  10012
                                        Attention:  Ryan A. Brant,
                                                 Chief Executive Officer

                                           and

                                        Tenzer Greenblatt LLP
                                        405 Lexington Avenue
                                        New York, New York  10174
                                        Attention:  Barry Rutcofsky, Esq.

     To the Employee:                   Larry Muller
                                        61 Hearthstone Drive
                                        Dix Hills, NY 11746

          With a copy to:               Law Office of Brian J. Herman
                                        113-20 Jamaica Avenue
                                        Richmond Hill, New York  11418
                                        Attention:  Brian J. Herman, Esq.
                                        Telecopier:  718-847-0025

          (b) Parties in Interest. Employee may not delegate his duties or assign his rights hereunder. This Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective heirs, legal representatives, successors and permitted assigns.

          (c) Entire Agreement. This Agreement supersedes any and all other agreements, either oral or in writing, between the parties hereto with respect to the employment of the Employee by the Employer and contains all of the covenants and agreements between the parties with respect to such employment in any manner whatsoever. Any modification or termination of this Agreement will be effective only if it is in writing signed by the party to be charged.

          (d) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York. Employee agrees to and hereby does submit to jurisdiction before any state or federal court of record in New York City, New York, or in the state and county in which such violation may occur, at Employer's election.

          (e) Warranty. Employee and Employer hereby warrant and represent that the execution of this Agreement and the discharge of its respective obligations hereunder will not

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     breach or conflict with any other contract, agreement, or understanding between himself or itself, as the case may be, and any other party or parties.

          (f) Severability. In the event that any term or condition in this Agreement shall for any reason be held by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other term or condition of this Agreement, but this Agreement shall be construed as if such invalid or illegal or unenforceable term or condition had never been contained herein.

          (g) Execution in Counterparts. This Agreement may be executed by the parties in one or more counterparts, each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts has been signed by each of the parties hereto and delivered to each of the other parties hereto.

     IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.


                                        ALLIANCE INVENTORY MANAGEMENT, INC.




                                        By:
                                           --------------------------------
                                           Name:
                                           Title:



                                        -----------------------------------
                                        Larry Muller




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